Exhibit (d)(4)(ii)

EXHIBIT A

(as of May 1, 2014)

Fund		Annual Advisory Fee (as a % of average daily net assets)	Effective Date of Agreement*
Unconstrained Emerging Markets Bond Fund	•	0.80% on the first $1.5 billion of the average daily net assets; and	July 9, 2012
	•	0.75% of the average daily net assets in excess of $1.5 billion of the Unconstrained Emerging Markets Bond Fund

Long/Short Equity Fund	•	0.65% of the average daily net assets	December 6, 2013

* The Agreement shall become effective on the date noted on this Exhibit A (the “Effective Date”) for each Fund. Unless terminated as herein provided, the Agreement shall remain in full force and effect for the period ending two years after the Fund’s Effective Date, or such shorter period as may be noted for the Fund on this Exhibit A (the “Initial Period”). After the applicable Initial Period, this Agreement shall continue in full force and effect for a Fund for periods of one year thereafter so long as such continuance is approved at least annually (i) by either the Trustees of the Trust or by vote of a majority of the outstanding voting shares (as defined in the 1940 Act) of the Fund, and (ii) in either event by the vote of a majority of the Trustees of the Trust who are not parties to this Agreement or “interested persons” (as defined in the 1940 Act) of any such party, cast in person at a meeting called for the purpose of voting on such approval.